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                             July 29, 2022

       Ted Fernandez
       Chief Executive Officer and Chairman of the Board
       The Hackett Group, Inc.
       1001 Brickell Bay Drive, Suite 3000
       Miami, Florida 33131

                                                        Re: The Hackett Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            Response dated June
14, 2022
                                                            File No. 333-48123

       Dear Mr. Fernandez:

              We have reviewed your June 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Financial Statements
       Note 1. Basis of Presentation and General Information
       Segment Reporting, page 42

   1. We have considered your May 6, 2022 and June 14, 2022 supplemental responses to our segment comments and
the information provided on our July 21, 2022 call with you.
                                                        Based upon the
information provided, we object to your conclusion that you have only one operating segment.
Also, it appears that your practices may represent your operating segments. Please
provide us with a revised analysis of your operating and reportable segments in accordance
with ASC 280. To the extent you conclude that aggregation of any of your operating
segments is appropriate, also provide us with a detailed discussion of how you concluded
each of the aggregation criteria were met. Refer to ASC 280-10-
                                                        50-1, 50-10 and 50-11.
 Ted Fernandez
The Hackett Group, Inc.
July 29, 2022
Page 2
2. Your disclosure on page 37 indicates that goodwill has been assigned to your "The
         Hackett Group" and "Hackett Technology Solutions" reporting units. Please tell us how the reconsideration of your operating segments referenced in our comment above changes your reporting units and explain how any change in reporting units impacts your impairment analysis for each of the periods presented in your Form 10-K. Refer to
         ASC 350-20.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameTed Fernandez                            Sincerely,
Comapany NameThe Hackett Group, Inc.
                                                           Division of
Corporation Finance
July 29, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName